FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 18, 2010

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2009

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $79.4 million in the fourth quarter of 2009 ($1.65 per diluted share) and $856.8 million ($43.75 per diluted share) in the 2009 year.  Primarily as a result of significant net earnings and the increased market value of the company’s common stock and bond investments, book value increased to $369.80 per basic share at December 31, 2009 from $278.28 at December 31, 2008 (an increase of 32.9% during the year, or 35.4% after adjusting for the $8.00 per common share dividend paid in 2009).

“2009 was a milestone year in our history,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “Besides achieving excellent financial results, we privatized OdysseyRe and we financed it by issuing $1 billion of common shares.  This followed the completion in early 2009 of the privatization of Northbridge.  Our three major insurance and reinsurance operations are now once again 100%-owned, thereby significantly increasing the annual free cash flow available to Fairfax from these operations.  The reception we received in the capital markets in 2009 was extremely satisfying:  besides the $1 billion common share financing, we raised Cdn$650 million through public offerings of 10-year bonds and preferred shares, which were our first such offerings ever in the Canadian markets.  Our company continues to be soundly financed, and we continue to hold in excess of $1 billion in cash and marketable securities at the holding company level.  Our company has never been stronger.”

The decline in 2009 fourth quarter net earnings to $79.4 million ($1.65 per diluted share) from $346.8 million in 2008 ($19.62 per diluted share) resulted from improved year-over-year underwriting results at the company’s insurance and reinsurance operations, increased interest and dividend income and a corporate income tax recovery in the fourth quarter of 2009 that were more than offset by reduced fourth quarter net investment gains (net investment losses of $30.3 million, compared to $681.0 million of net gains on investments in the fourth quarter of 2008).  The decline in 2009 fiscal year net earnings to $856.8 million ($43.75 per diluted share) from $1,473.8 million in 2008 ($79.53 per diluted share) reflected that in 2008 there were very significant investment gains on credit default swaps and equity hedges, although partially offset by the impact of U.S. hurricane losses on underwriting results in that year.

Highlights in 2009 included the following:

•
The combined ratio of the company’s insurance and reinsurance operations was 99.8% on a consolidated basis.  Underwriting results of the company’s insurance and reinsurance operations improved to an underwriting profit of $7.3 million from an underwriting loss of $280.9 million in 2008 primarily related to U.S. hurricane losses.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
Interest and dividend income of $712.7 million in 2009 increased 13.8% from $626.4 million in 2008.  The year-over-year increase was primarily attributable to the impact on portfolio yield in 2009 of the purchases in the fourth quarter of 2008 and in 2009 of higher yielding municipal and other tax-exempt debt securities and corporate bonds using the proceeds of sale of lower yielding government bonds, and the inclusion of the financial results of Advent for the entire year and Polish Re in 2009.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,550.2 million at December 31, 2009 compared to $4,104.6 million at December 31, 2008), and as a result interest income on an after-tax basis increased significantly in 2009 compared to 2008.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) in 2009 increased to $564.3 million from $195.2 million in 2008, principally as a result of the above-described improved underwriting results and interest and dividend income.

•
Net premiums written in 2009 decreased 1.1% to $4,286.1 million from $4,332.2 million in 2008, reflecting the impact of weak economic conditions, the operating companies’ disciplined response to competitive industry conditions in global insurance and reinsurance markets and the foreign currency translation impact of the year-over-year strengthening of the U.S. dollar, partially offset by the inclusion of the financial results of Advent for the entire year and Polish Re in 2009.

•
The company held $1,251.6 million of cash, short term investments and marketable securities at the holding company level ($1,242.7 million net of short sale and derivative obligations) at December 31, 2009, compared to 1,564.2 million of cash, short term investments and marketable securities at the holding company level ($1,555.0 million net of short sale and derivative obligations) at December 31, 2008.

•
Holding company debt increased during 2009 to $1,410.4 million as a result of the company’s issuance of Cdn$400 million of unsecured senior notes in the third quarter.  The company’s total debt to total capital ratio improved to 23.0% at December 31, 2009 from 23.7% at December 31, 2008, primarily as a result of the significant increase in shareholders’ equity (resulting from the equity issuance in the third quarter, fiscal 2009 earnings, increased unrealized gains on available for sale securities and preferred share issuance in excess of preferred share redemptions in the fourth quarter, less common and preferred share dividends paid and common share repurchases of 379,799 shares at a cost of $135.7 million), partially offset by the senior notes issuance and by the reductions in non-controlling interests following the privatizations of OdysseyRe, Northbridge and Advent.

•
At December 31, 2009, common shareholders’ equity was $7,391.8 million, or $369.80 per basic share, compared to $4,866.3 million, or $278.28 per basic share, at December 31, 2008, an increase of 35.4% adjusted for the $8.00 per share common dividend paid in the first quarter of 2009.

Fairfax holds a significant investment in equities and equity-related securities, which the company believes will significantly appreciate in value over time.  During the third quarter of 2009, in response to the significant appreciation in equity market valuations during 2009, the company hedged approximately one-quarter of its equity investment exposure by entering into S&P 500 index-referenced total return swap contracts ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52).  At year-end, as a result of decreased equity and equity-related holdings and increased equity short positions, the equity hedges had increased to approximately 30% of the company’s equity investment exposure.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 18.3 and 18.0 million weighted average shares outstanding during 2009 and 2008, respectively (20.2 and 17.5 million during the fourth quarters of 2009 and 2008, respectively).  At December 31, 2009 there were 19,988,870 common shares effectively outstanding.

The fourth quarter and full year consolidated balance sheets and statements of earnings, shareholders’ equity and cash flows for 2009 and 2008 (unaudited except for full year 2008) and the notes to these consolidated financial statements, followed by management’s discussion and analysis of financial condition and results of operations, can be accessed at Fairfax’s website www.fairfax.ca under “Financials – Interim Reports”.

As previously announced, Fairfax will hold a conference call to discuss its year-end results at 8:30 a.m. Eastern time on Friday, February 19, 2010. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 369-1191 (Canada or U.S.) or 1 (773) 756-4803 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 5, 2010.  The replay may be accessed at (866) 397-1425 (Canada and U.S.) or 1 (203) 369-0532 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:                       Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2009 and  2008
(unaudited – US$ millions)

	2009	2008
		(audited)
Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $78.9; 2008 – $19.7)	1,251.6	1,564.2
Accounts receivable and other	1,855.4	1,688.7
Recoverable from reinsurers (including recoverables on paid losses – $255.1; 2008 – $298.9)	3,809.1	4,234.2
	6,916.1	7,487.1
Portfolio investments Subsidiary cash and short term investments (cost $3,230.6; 2008 – $5,492.3)	3,244.8	5,508.5
Bonds (cost $10,742.0; 2008 – $8,302.1)	10,918.3	8,425.8
Preferred stocks (cost $292.4; 2008 – $41.2)	292.8	38.2
Common stocks (cost $4,040.4; 2008- $3,964.1)	4,853.1	3,816.9
Investments, at equity (fair value $646.2; 2008 – $575.3)	475.4	219.3
Derivatives and other invested assets (cost $122.5; 2008 – $157.3)	142.7	398.0
Assets pledged for short sale and derivative obligations (cost $149.2; 2008 – $8.3)	151.5	8.3
	20,078.6	18,415.0
Deferred premium acquisition costs	332.3	321.9
Future income taxes	318.7	699.4
Premises and equipment	168.6	133.1
Goodwill and intangible assets	438.8	123.2
Other assets	149.7	125.7
	28,402.8	27,305.4
Liabilities Subsidiary indebtedness	12.1	21.1
Accounts payable and accrued liabilities	1,202.2	1,326.5
Income taxes payable	70.9	656.3
Short sale and derivative obligations (including at the holding company – $8.9; 2008 – $9.2)	57.2	29.4
Funds withheld payable to reinsurers	354.9	355.1
	1,697.3	2,388.4
Provision for claims	14,747.1	14,728.4
Unearned premiums	1,920.1	1,890.6
Long term debt – holding company borrowings	1,236.9	869.6
Long term debt – subsidiary company borrowings	891.3	889.1
Other long term obligations – holding company	173.5	187.7
	18,968.9	18,565.4
Non-controlling interests	117.6	1,382.8
Shareholders’ Equity Common stock	3,058.6	2,124.9
Treasury stock, at cost	(28.7)	(22.7)
Preferred stock	227.2	102.5
Retained earnings	3,468.8	2,871.9
Accumulated other comprehensive income (loss)	893.1	(107.8)
	7,619.0	4,968.8
	28,402.8	27,305.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2009 and 2008
(unaudited – US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2009	2008	2009	2008
Revenue Gross premiums written	1,165.7	1,149.7	5,094.0	5,061.4
Net premiums written	990.5	964.2	4,286.1	4,332.2
Net premiums earned	1,115.1	1,122.3	4,422.0	4,529.1
Interest and dividends	172.4	146.0	712.7	626.4
Net gains (losses) on investments(1)	(30.3)	681.0	944.5	2,570.7
Other revenue	150.1	99.4	556.4	99.4
	1,407.3	2,048.7	6,635.6	7,825.6
Expenses Losses on claims(1)	839.2	913.9	3,186.9	3,559.1
Operating expenses(1)	210.9	207.1	831.7	835.8
Commissions, net	182.7	180.4	701.1	729.8
Interest expense	49.3	40.3	166.3	158.6
Other expenses	142.0	98.0	544.0	98.0
	1,424.1	1,439.7	5,430.0	5,381.3
Earnings (loss) from operations before income taxes	(16.8)	609.0	1,205.6	2,444.3
Income taxes	(100.0)	247.3	214.9	755.6
Net earnings before non-controlling interests	83.2	361.7	990.7	1,688.7
Non-controlling interests	(3.8)	(14.9)	(133.9)	(214.9)
Net earnings	79.4	346.8	856.8	1,473.8

Net earnings per share	$1.66	$19.73	$43.99	$80.38
Net earnings per diluted share	$1.65	$19.62	$43.75	$79.53
Cash dividends paid per share	$—	$—	$8.00	$5.00
Shares outstanding (000) (weighted average)	20,177	17,498	18,301	18,037

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2009 and 2008
(unaudited – US$ millions)

	Fourth quarter		Year ended December 31,
	2009	2008	2009	2008
Net earnings	79.4	346.8	856.8	1,473.8
Other comprehensive income (loss), net of income taxes Change in net unrealized gains (losses) on available for sale securities(2)	(23.3)	(92.8)	804.5	(548.0)
Reclassification of net realized (gains) losses to net earnings(3)	(78.0)	100.9	(37.9)	248.6
Change in unrealized foreign currency translation gains (losses)(4)	39.0	(116.2)	227.0	(186.6)
Reclassification of foreign currency translation loss on disposition of investee company	—	24.9	—	24.9
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(11.9)	(7.2)	(25.5)	(7.2)
Other comprehensive income (loss), net of income taxes	(74.2)	(90.4)	968.1	(468.3)
Comprehensive income	5.2	256.4	1,824.9	1,005.5

(1)	Reflects certain reclassifications of foreign exchange gains and losses in the fourth quarter and year ended December 31, 2008.

(2)	Net of income tax recovery of $20.9 (2008 – $25.9) and income tax expense of $353.9 (2008 – income tax recovery of $213.4) for the fourth quarter and year ended December 31, 2009, respectively.

(3)	Net of income tax recovery of $39.5 (2008 – income tax expense of $36.7) and $43.8 (2008 – income tax expense of $86.1) for the fourth quarter and year ended December 31, 2009, respectively.

(4)	Net of income tax expense of $6.9 (2008 – $24.5) and income tax recovery of $12.4 (2008 – income tax expense of $45.3) for the fourth quarter and year ended December 31, 2009, respectively.

(5)	Net of income tax recovery of $1.2 (2008 – $2.8) and $2.8 (2008 – $2.8) for the fourth quarter and year ended December 31, 2009, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the company’s insurance and reinsurance operations in the fourth quarter and twelve months of 2009 and 2008 were:

Net Premiums Written
	Fourth quarter		Year ended December 31,
	2009	2008	2009	2008
Insurance - Canada (Northbridge)	245.8	234.9	928.7	1,099.5
- U.S. (Crum & Forster)	172.6	191.6	716.4	878.2
- Asia (Fairfax Asia)	28.5	16.0	127.9	86.5
Reinsurance - OdysseyRe	431.0	437.7	1,893.8	2,030.8
- Other	112.8	78.1	619.8	226.1
Insurance and Reinsurance Operating Companies	990.7	958.3	4,286.6	4,321.1

Net Premiums Earned
	Fourth quarter		Year ended December 31,
	2009	2008	2009	2008
Insurance - Canada (Northbridge)	256.4	239.2	969.2	1,076.1
- U.S. (Crum & Forster)	191.6	237.3	781.3	1,005.0
- Asia (Fairfax Asia)	32.9	22.0	116.0	84.6
Reinsurance - OdysseyRe	483.0	504.0	1,927.4	2,076.4
- Other	151.2	113.5	628.1	269.6
Insurance and Reinsurance Operating Companies	1,115.1	1,116.0	4,422.0	4,511.7

Combined ratios of the company’s insurance and reinsurance operations in the fourth quarter and twelve months of 2009 and 2008 were:

	Fourth quarter		Year ended December 31,
	2009	2008	2009	2008
Insurance - Canada (Northbridge)	112.6%	109.4%	105.9%	103.5%
- U.S. (Crum & Forster)	106.9%	104.0%	104.1%	117.6%
- Asia (Fairfax Asia)	85.3%	123.9%	82.6%	91.8%
Reinsurance - OdysseyRe	96.6%	94.3%	96.7%	101.3%
- Other	101.5%	134.9%	98.1%	116.6%
Insurance and Reinsurance Operating Companies	102.4%	104.3%	99.8%	106.2%